A-3
3/12



KH 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

OMB APPROVAL	
OMS Number:	3235.0123
Expires:	April 30, 2013
Estimated average burden	
hours per response 12.00	

SEC FILE NUMBER
8-66647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____AND ENDING _____12/31/10_____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEXGEN CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 SOUTH CLARK STREET, SUITE 2650

CHICAGO	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE C. MANSON, JR.   (312) 845 – 9055   ext 108
                                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
                                  (Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

11019475

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied an as the basis for the exemption.   See Section 240.17 a-5(e)(2)

SEC 1410 (06.02)

OATH OR AFFIRMATION

I, _____LAWRENCE C. MANSON, JR._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____NEXGEN CAPITAL ADVISORS, LLC_____, as of _DECEMBER 31_, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

"OFFICIAL SEAL"
PATRICIA PATENOUDE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES APRIL 09, 2014

_____
Signature

_____
Notary Public

_____CHIEF EXECUTIVE OFFICER_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.   (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.   (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.   (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and theComputation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.   (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.   (See separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.   (NOT APPLICABLE)

*   RESERVE REQUIREMENT IS NOT APPLICABLE

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O)   INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
NexGen Capital Advisors, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of NexGen Capital Advisors, LLC as of December 31, 2010, and the related statements of income (loss), changes in Member's equity, and cash flows for the year then ended being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NexGen Capital Advisors, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 28, 2011

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

NEXGEN CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets

Cash	$ 7,351
Due from related parties	3,390
Prepaid expenses	2,017
	$12,758

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 1,181
Member's equity	11,577
	$12,758

NEXGEN CAPITAL ADVISORS, LLC

STATEMENT OF INCOME (LOSS)

For the Year Ended December 31, 2010

Revenue	
Fee income	$30,000
Expenses	
Rent	17,122
Professional fees	16,957
Travel	7,103
Education and training	5,290
Conferences	3,090
Regulatory fees	2,390
Supplies	1,971
Telephone	1,500
Dues and subscriptions	1,395
Meals and entertainment	1,358
Other	1,611
	59,787
Net loss	($29,787)

See Notes to Financial Statements

NEXGEN CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2010

Balance, December 31, 2009	$14,555
Member contributions	26,809
Net loss	(29,787)
Balance, December 31, 2010	$11,577

See Notes to Financial Statements

NEXGEN CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from Operating Activities	
Net loss	($29,787)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in operating assets and liabilities	
Due to and from related parties	11,639
Prepaid expenses	(17)
Accounts payable	(2,253)
Net cash used in operating activities	(20,418)
Cash Flows from Financing Activity	
Contribution from Member	11,350
Decrease in Cash	(9,068)
Cash, beginning of year	16,419
Cash, end of year	$ 7,351

Supplemental Disclosure of Non-Cash Financing/Investing Transactions

Capital contributions of $15,459 were made by converting amounts payable to NexGen Capital Partners, LLC, the parent of the Company, to equity.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

NexGen Capital Advisors, LLC (**Company**) is a broker/dealer formed as a State of Delaware limited liability company and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.   The Company has offices in Chicago, Illinois, Washington, D.C., and Seattle, Washington, and is a wholly owned subsidiary of NexGen Capital Partners, LLC (**Parent**), a State of Delaware limited liability company.   The Company serves as a placement agent and advisor to sponsors of structured investment products and other corporate issuers.   As a limited liability company, a member's liability is generally limited to contributions made to the Company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period.   Actual results could differ from the estimates that were used.

Revenue Recognition

Fees associated with locating investors for companies are recognized when the services are completed.   Fees associated with placement advisory services are recognized on a straight-line basis over the term of the services.   During 2010, the fee income was from one bank client.

Subsequent to December 31, 2010, the bank client was placed in the receivership of the Federal Deposit Insurance Corporation.   As of December 31, 2010, the bank client owed the Company $15,000 in additional monthly fees that had not been billed.   As collection of these fees is uncertain, they have not been recorded.

Income Taxes

The Company is not taxed at the reporting level.   Instead, its items of income, loss, deduction, and credit are passed through to its member owners.   The Company does not file tax returns as it is owned by a single member limited liability company.

Cash

Cash includes cash in banks.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2.   Related Party Transactions

The Company paid expenses on behalf of the Parent and an affiliated company and had a related receivable of $3,360 as of December 31, 2010.

The Company has an expense sharing agreement with the Parent whereby the Company pays a monthly payment for use of the office space, office supplies, office equipment, and telephone services shared with the Parent.   The total amount charged by the Parent for the year ended December 31, 2010, under this agreement was $19,500.

The Parent also pays for certain other general administrative expenses.   No reimbursement for these services was made by the Company during 2010.

Note 3.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1).   Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater.   At December 31, 2010, the required minimum net capital was $5,000.   The Company had computed net capital of $6,170 at December 31, 2010, which was in excess of the required net capital level by $1,170.   In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1.   At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

SUPPLEMENTARY INFORMATION

NEXGEN CAPITAL ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2010

COMPUTATION OF NET CAPITAL

Member's equity	$11,577
Deductions	
Due from related parties	3,390
Prepaid expenses	2,017
Net capital	6,170
Minimum net capital	5,000
Excess net capital	$ 1,170

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$ 1,181

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Percentage of aggregate indebtedness to net capital	19%
Ratio of aggregate indebtedness to net capital	0.19 to 1

NexGen Capital Advisors, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

NEXGEN CAPITAL ADVISORS, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S
UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2010

Net capital, as reported by the Company on its unaudited
focus report Part II A and per audited financial statements $6,170

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
NexGen Capital Advisors, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of NexGen Capital Advisors, LLC ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 28, 2011

NEXGEN CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

C O N T E N T S

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
NexGen Capital Advisors, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by NexGen Capital Advisors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-T with respective cash disbursement record entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.



4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 28, 2011

NEXGEN CAPITAL ADVISORS, LLC

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2010

Total assessment for the year ended December 31, 2010	$ 75
Payments	
July 26, 2010	150
Overpayment from 2009	150
	300
Overpayment as of December 31, 2010	$225